Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


                                Silver Screen IV

                                     Second

                                    Quarter

                                     Report



                                  June 30, 1998



C 1998 Silver Screen Management Services, Inc.

Dear Limited Partner:

     The 1998 second quarter cash distribution totals $4 million, bringing total distributions since the Partnership's inception in 1988 to $604 million.

     Second quarter revenue was generated principally from the theatrical re-release of "The Little Mermaid" and from the sale of merchandise related to the film. "White Fang" contributed Partnership revenue from the foreign free television market as well as from the U.S. syndicated television market. In addition, "Beaches" produced revenue this quarter from the foreign free and pay television markets. Partnership revenue in the future will be generated from the Disney buyout of the Silver Screen IV-Disney Joint Venture.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners IV will distribute approximately $300 to $305 per unit to investors. The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place on or before December 31, 1998. These figures and dates represent our best estimates as of today. Please note that due to the expected dissolution, requests to transfer Partnership units as a result of secondary sales will not be accepted after August 15, 1998.

     Our Third Quarter Report will be mailed in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.

Sincerely,



/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

B A L A N C E   S H E E T S
(Unaudited)

                                                June 30, 1998    Dec. 31, 1997
                                                -------------    -------------
ASSETS
Current assets:
Cash .......................................     $    40,673       $   132,879
Temporary investments (at cost, plus accrued
  interest, which approximates market) .....       5,576,983         7,180,956
                                                 -----------       -----------
Total current assets .......................       5,617,656         7,313,835
Investment in Joint Venture ................      68,187,753        70,121,760
                                                 -----------       -----------

                                                 $73,805,409       $77,435,595
                                                 ===========       ===========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner ............     $    37,747       $    35,696
Accrued unincorporated business tax ........            --             126,157
                                                 -----------       -----------
Total liabilities ..........................          37,747           161,853
                                                 -----------       -----------
Partners' equity:
General partners ...........................            --                --
Limited partners ...........................      73,767,662        77,273,742
                                                 -----------       -----------
Total partners' equity .....................      73,767,662        77,273,742
                                                 -----------       -----------
                                                 $73,805,409       $77,435,595
                                                 ===========       ===========

                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S
(Unaudited)

                                             Three Months     Six Months   Three Months      Six Months
                                                    Ended          Ended          Ended           Ended
                                            June 30, 1998  June 30, 1998  June 30, 1997   June 30, 1997
                                            -------------  -------------  -------------   -------------

REVENUES:

Income from Joint Venture .................    $3,039,865     $6,958,791     $  898,552     $5,802,307
Interest income ...........................        80,745        146,671         54,529        137,194
                                               ----------     ----------     ----------     ----------
                                                3,120,610      7,105,462        953,081      5,939,501
COSTS AND EXPENSES:

General and administrative expenses .......       181,387        389,320         90,670        262,047
                                               ----------     ----------     ----------     ----------
Net income ................................    $2,939,223     $6,716,142     $  862,411     $5,677,454
                                               ==========     ==========     ==========     ==========
NET INCOME ALLOCATED TO:

General partners ..........................    $  293,922     $  671,614     $   86,241     $  567,745
Limited partners ..........................     2,645,301      6,044,528        776,170      5,109,709
                                               ----------     ----------     ----------     ----------
                                               $2,939,223     $6,716,142     $  862,411     $5,677,454
                                               ==========     ==========     ==========     ==========
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding)    $     3.31     $     7.56     $     0.97     $     6.39
                                               ==========     ==========     ==========     ==========



                       See notes to financial statements.




S T A T E M E N T S   OF   P A R T N E R S '   E Q U I T Y
(Unaudited)

                                                   Year Ended December 31, 1997
                                             and Six Months Ended June 30, 1998
                                      ==========================================
                                       General        Limited
                                       Partners       Partners        Total
                                      -----------    -----------   -----------

Balance, January 1, 1997 ...........  $       --     $ 76,323,648  $ 76,323,648
Net income, 1997 ...................     1,450,565     13,055,085    14,505,650
Distributions, 1997 ................    (1,355,556)   (12,200,000)  (13,555,556)
Allocation under Treasury Regulation
   Section 1.704-1(b) ..............       (95,009)        95,009          --
                                      ------------   ------------  ------------
Balance, December 31, 1997 .........          --       77,273,742    77,273,742
NET INCOME, SIX MONTHS 1998 ........       671,614      6,044,528     6,716,142
DISTRIBUTIONS DURING SIX MONTHS 1998    (1,022,222)    (9,200,000)  (10,222,222)
ALLOCATION UNDER TREASURY REGULATION
   SECTION 1.704-1(B) ..............       350,608       (350,608)         --
                                      ------------   ------------  ------------
                                      $       --     $ 73,767,662  $ 73,767,662
                                      ============   ============  ============


                       See notes to financial statements.

S T A T E M E N T S   O F   C A S H   F L O W S
(Unaudited)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1998      June 30, 1997
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income .............................................  $  6,716,142       $  5,677,454
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Decrease in accrued interest receivable ..............         5,186            156,509
  Charge on overhead fee payable .......................          --               13,244
Net change in operating assets and liabilities:
  Decrease in accrued unincorporated business tax ......      (126,157)           (27,262)
  Increase (decrease) in due to managing general partner         2,051                (36)
                                                          ------------       ------------
Net cash provided by operating activities ..............     6,597,222          5,819,909
                                                          ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in investment in Joint Venture ................     1,934,007          1,612,595
Sale of temporary investments, net .....................     1,598,787         23,943,769
                                                          ------------       ------------
Net cash provided by investing activities ..............     3,532,794         25,556,364
                                                          ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners ..............................   (10,222,222)        (7,777,778)
Decrease in overhead fee payable .......................          --          (23,852,664)
                                                          ------------       ------------
Net cash used in financing activities ..................   (10,222,222)       (31,630,442)
                                                          ------------       ------------
Net decrease in cash ...................................       (92,206)          (254,169)
Cash, beginning of year ................................       132,879            314,835
                                                          ------------       ------------
Cash at end of six months ..............................  $     40,673       $     60,666
                                                          ============       ============



                       See notes to financial statements.

N O T E S    T O    F I N A N C I A L    S T A T E M E N T S


TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion to the actual cash received bears to ultimate revenues expected.

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